

Delivering Content Across Multiple Media Platforms

Bear Stearns 20th Annual Media Conference ▪ March 5, 2007

Good afternoon. It is a pleasure to be here with you today. We thank Michael Meltz for inviting us to this conference. Let me introduce my Meredith colleagues with me today: Suku Radia, our Chief Financial Officer, and Cindy Schaus, Director of Investor Relations.

I believe most of you know Meredith primarily for our magazines. We produce some of the most widely read publications in the industry and own one of the most recognized brands in *Better Homes and Gardens*.

We annually publish 26 subscription magazines as well as another 200 special interest publications, mostly under the *Better Homes and Gardens* brand. In addition, we own 14 broadcast television stations located in some of the fastest-growing markets across the U.S. – this includes Atlanta, Phoenix and Las Vegas. We have over 30 web sites across our Publishing and Broadcasting businesses and we have several initiatives to continue expanding our online business.

In addition, we have a successful book operation with about 400 titles in print today.

Our extensive consumer reach includes an 85 million name consumer database with about 300 data points on 70 percent of the home-owning households in the country.

We have been engaged in print-based custom marketing solutions for some time. We recently moved aggressively into online marketing, which I will discuss in more detail in a few minutes. But first, let me share an overview of our Publishing and Broadcasting businesses.

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Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, along with the Company's earnings per share outlook for the full fiscal year and third quarter 2007.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.



This presentation includes certain forward-looking statements intended to serve as a reminder of a number of factors that could effect our business and its results over time.

This presentation also includes references to some non-GAAP financial measures such as EBITDA, and the financial statements and tables that reconcile GAAP results and non-GAAP measures are always posted on the Meredith web site.

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Powerful Brands

| Home | Family | Health & Well-being |

Meredith CORPORATION

Today, Meredith is clearly the leading publisher serving women. We reach 75 million women every month, easily surpassing the female reach of Time, Hearst and Conde´ Nast. From new home owners to new mothers to affluent empty nesters, we reach consumers across the spectrum of life's stages. We provide the information and inspiration that fuels their key passions in the areas of home, family, and their personal development.

In *Better Homes and Gardens*, *Ladies' Home Journal*, *Family Circle*, and *Parents*, we own four of the most recognized brands in the industry today. Many of our other titles have tremendous upside potential, especially *More*, *Fitness*, and *Siempre Mujer,* our new Spanish language lifestyle magazine for Hispanic women. One of our recent acquisitions, *ReadyMade*, offers upside potential while expanding our reach to a younger and growing demographic which appeals to advertisers – adults in their twenties and thirties.

We know our audience and speak to their interests in categories broadly defined as home, family, and health and well-being. Our expert content is predominantly evergreen and adaptable to a variety of distribution platforms.

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Successful Retail Businesses

Special Interest Publications	Books

Beautiful Homes
KITCHEN
AND BATH IDEAS
Wedding Flowers
Additions
creative home
Garden, Deck & Landscape
Endless Color
Show It Off!
Amazing Makeovers

Sandra Lee
Semi-Homemade
Better Homes and Gardens
NEW COMPLETE GUIDE TO GARDENING
HOME IMPROVEMENT 1-2-3
START-TO-FINISH DECKS
Thank You, Superman!
A HAND TO GUIDE ME
DENZEL WASHINGTON

Meredith CORPORATION

Better Homes and Gardens has also developed a successful lineup of special interest publications. Sold primarily at the newsstand, they focus on specific areas of interest, including cooking, gardening, decorating, building, and all sorts of crafting activities. They are predominantly sold at retail where home and family publications perform best, including major home centers such as The Home Depot and Lowe's. Today we sell about 20 million special interest publications annually, mostly under the *Better Homes and Gardens* brand.

We initially created the book business around the *Better Homes and Gardens* red plaid cook book as a subscription premium for the magazine. We now publish a variety of books in many areas of interest including gardening, decorating, and other topics of mainstream interest for the brands we own and operate. We have expanded by publishing books based on client brands that we license in, including home improvement titles for The Home Depot, gardening books for Ortho, and children's books for Marvel and D.C. Comics. Today, about 50 percent of the revenue of our book activity comes from the brands we own, and the other 50 percent from brands that we license in.

We've been working aggressively to win new business based on the popular culture. A recent example of our book activity includes *The New York Times* Best Seller, *A Hand To Guide Me* by Denzel Washington.

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Vibrant Custom Marketing

Custom Publications	Direct Marketing	Web Design & Online Solutions









yardsahead
a lawn you'll lov
currents
ONDIRECTV
Jeep
fall in… to adventure

SMART DRIVER
PERFECT FOR ANY OCCASION
your very best baby resource
Growing

Small Wonders
Buitoni
DINNER Party
PowerBar
Life's a Game, Play to Win.
New This Month

Meredith CORPORATION

In addition to our expanding book business, we have a very vibrant custom marketing activity where we serve corporate clients. We create relationship marketing programs for these clients that are designed to improve customer loyalty and cause the consumer to repeatedly interact with the brand. We also produce a series of direct-mail pieces and use our database management and marketing skills to help our corporate clients better target the individual consumer.

During the last 12 months, we have acquired three online marketing companies in order to significantly broaden the scope of our integrated marketing capabilities, and enhance our abilities to help build client brands with a wide variety of innovative marketing techniques.

I will talk more about our custom marketing initiatives later, but first, I want to talk about our Broadcasting footprint.

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5

Broadcast Growth Markets


Portland
Bend
Las Vegas
Phoenix
Kansas City
Flint-Saginaw
Nashville
Atlanta
Chattanooga
Hartford
Springfield
Greenville

Meredith CORPORATION

The Broadcast footprint includes six CBS stations, four FOX, two My Network TV, the NBC affiliate in Nashville, as well as a CW affiliate. Nine of our stations are in the country's top 35 markets, and in aggregate our group reaches nearly 10 percent of the U.S. households.

We've created a strong local news culture, which is driving ratings and audience share gains. A key element of our Broadcasting strategy is to expand our local presence and maximize local advertising revenues. This includes locally produced programming, which is more profitable than either syndicated or network programming.

For example, in the last year we have launched a lifestyle and entertainment program at our FOX affiliates in Portland and Las Vegas. *More Good Day Oregon*, aired in Portland, consistently delivers top ratings. A similar program aired in Las Vegas, also called *More*, continues to earn the second-highest ratings of all new daytime shows launched this season. We are successfully monetizing these high ratings into additional local advertising revenues. And, these shows are less expensive than purchasing syndicated programming.

We are also expanding our local market presence and creating local advertising revenue through the use of our digital spectrum. Our CBS affiliate in Saginaw is multi-casting MyNetwork TV to mid-Michigan viewers on the digital spectrum. And, our NBC affiliate in Nashville is offering the Telemundo network on the digital spectrum to serve that part of the country's rapidly growing Hispanic population.

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6



We have produced outstanding earnings growth in recent years, including a 14 percent increase in earnings per share in fiscal 2006.

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Future Growth Strategies

- Strengthen core Publishing business
- Capture margin upside in Broadcast
- Develop new revenue streams
- **Increase online presence and revenues**




Let me provide an overview of our growth strategies. In our Publishing Group we are working aggressively to grow our magazine business by enhancing our brands and achieving EBITDA margin in the mid-to-high teens over the next three to five years in the Gruner + Jahr titles, which is comparable to the rest of our magazine portfolio.

We continue to expand what we call our diversified publishing businesses, including book, custom marketing, and growing brand and international licensing capabilities.

On the Broadcasting side, our top objective is to achieve an EBITDA margin of 40 percent on a sustainable basis. We will do so by continuing to improve and expand local news and monetizing those ratings gains. We expect to achieve that objective in the next political cycle.

We are aggressively building our online presence and capabilities across our businesses. For our discussion today, I will focus on telling your about our online initiatives and the exciting opportunities we are pursuing.

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Broad Online Footprint

- 30 web sites: 17 Publishing and 13 Broadcasting
- 10M unique visitors and 125M page views, monthly
- Web-based marketing initiatives



We have a strong Internet presence in both our Publishing and Broadcasting businesses.

Today we operate 30 web sites, 17 in Publishing and 13 in Broadcasting. On an average monthly basis, we serve about 10 million unique visitors who come to the sites and view 125 million pages.

As consumer acceptance and interactive marketing budgets continue to grow, we're very well positioned to serve this expanding opportunity.

We have also been executing a targeted strategy to increase our online marketing capabilities.

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Online Growth Initiatives

- Enhance consumer websites
- Grow online ad revenues
- Increase Internet subscriptions
- Expand web-based marketing



Over the last 10 years, we have built a strong Internet presence. In the last four years, we have more than doubled our web traffic. To further increase traffic and attract more advertisers, we are enhancing our consumer websites, including our flagship site, *BHG.com*.

Looking more closely at Publishing, online revenues continue to grow at a rapid rate and increased more than 30 percent in the first half of fiscal 2007, which is on top of more than 50 percent growth for the fiscal year 2006. Redesign and expansion of the *Better Homes and Gardens* web site, *BHG.com*, along with the creation of a parenthood portal will further augment online advertising.

We also use the Internet for generating subscriptions since the production cost of Internet subscriptions is about half that of traditional direct-mail sources. In the first half of fiscal 2007, we generated over 1.2 million online orders, nearly a 50 percent increase over the prior year.

Our web-based marketing activity continues to grow as we cultivate existing client relationship opportunities while expanding our capabilities through online marketing acquisitions. I will discuss this more fully in a few minutes.

Broadcast online advertising also posted strong results for the first half of fiscal 2007, with revenues more than doubling compared to the prior-year. Our goal is to become the local portal of choice, and we have redesigned web sites and increased creative and sales resources across our Broadcast Group

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Flagship Site: *BHG.com*

- 30 editor blogs updated daily
- 50 million pages with video player
- New tools and guides
  - Desktop widget
  - 3-D kitchen & bath planner
  - Remodeling channel
  - Meal sharing
  - Product database





BHG.com has been a top-ten online portal in the home and shelter area for some time, but we have continued to enhance the site's capabilities. The re-launch of our flagship site, which is targeted for late March, includes the addition of interactive components to make the site more engaging for our consumers. New features include 30 editorial blogs that will be refreshed daily, 50 million pages with a video player, and fresh tools and guides such as a remodeling channel and 3-D kitchen and bath planner.

The overarching theme for *BHG.com* is "Keeping Her at the Center of Our Efforts." The site is intended to make the consumer feel that *BHG.com* has been created with her in mind by providing great tools, guides and services that help her plan, envision, budget, and personalize solutions for her home. We know our customer is often time-strapped, and we designed our site to make it easier for her to organize the information important to her. We have also added a rich community layer where our consumer can interact with other users through the site.

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Destination Site: Parenthood Portal

- Destination site for parents

- Branded content, best-in-class tools and resources

- Appeals to demographic that is a heavy web user

- Advertisers following customers to parenthood sites



We are also developing a parenthood portal which will debut in early summer 2007. This site is intended to be a leading online destination for parents and will leverage our existing parenthood content and expertise. As a reminder, *Parents*, *American Baby*, *Child*, and *Family Circle*, all deliver expert parenthood content. We are creating this site as the launch pad site for all Meredith online parenthood activities.

The site will feature branded content in a warm, friendly voice – with more focus on connectivity and community, rich video applications, and best-in-class tools and resources.

New parents are heavy users of the web as a resource for their parenting interests. Our parenthood portal is designed to serve this growing demand, while appealing to advertisers in the parenthood space who are reaching their customers.

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Online Marketing Solutions

Aggressive move into online marketing

- O’Grady Meyers
- Genex
- New Media Strategies





O'GRADY MEYERS
INTERACTIVE AGENCY
PowerBar
what kind of ENERGY do I need?
NMS
new media strategies
Word-of-Mouth
genex.

Meredith CORPORATION

In keeping with our growth strategy, over the last 12 months, we have acquired three online marketing companies. O’Grady Meyers and Genex are based in L.A., and New Media Strategies is based in suburban Washington D.C.

These acquisitions significantly broaden the scope of our custom marketing capabilities. They enhance our ability to help clients build brands with a variety of innovative marketing techniques. These include interactive strategies, innovative web site development, and Web 2.0 marketing programs. Our aggressive move into online marketing enhances our reputation in the marketplace as a media and marketing leader, as well as adding new sources of revenues.

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Integrated Capabilities

Meredith Integrated Marketing (pre-acquisitions)

Offline Custom Marketing — Database — Consumer Research — Editorial Expertise

     

O'Grady Meyers

E-CRM Strategy — Online Promotions — E-Branding

    

Genex

Site Design — Multi-channel Marketing Strategies — E-CRM Strategy — E-Commerce Strategy

     

New Media Strategies

Word-of-Mouth Marketing — Viral — Online Research — Consumer Monitoring

       

In less than a year, Meredith Integrated Marketing has transformed into a comprehensive marketing services provider with cutting edge digital assets. Additionally, we have added more than 200 highly-skilled employees across the country, giving us the creative resources and expertise to offer clients the highest quality marketing solutions.

In its limited tenure with our organization, O'Grady Meyers has integrated well, and we have experienced a number of joint bidding and cross-selling opportunities. We expect similar experiences with the more recent acquisitions, Genex and New Media Strategies, and look forward to increased collaboration on bids and projects.

As you can see, our national client-base has been significantly enhanced, and we serve multiple corporate clients across several industries.

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Expanded Broadcast Sites

- Redesigned all web sites

- Dedicated sales executives and creative resources

- Web-only video, weather alerts, video clips





We continue to build a strong Internet presence across our Broadcast Group. Our objective is to become the local portal of choice in key markets and, at minimum, be a top destination in every broadcast market in which we operate.

We redesigned web sites, increased creative resources, and added dedicated online sales executives. Online advertising posted strong results in our second fiscal quarter, with revenues more than doubling compared to the prior-year period.

KPTV in Portland, one of our three largest markets, had a record month in January with over 4.7 million page views, including 900,000 page views in one day during particularly inclement weather. Another of our three largest markets, KPHO in Phoenix, more than doubled its traffic, aided by an exclusive web-only video of a fire. In addition, the live stream of the KVVU Las Vegas weather channel was the top viewed video of the month in January. To further draw traffic, web site screen shots are included in every newscast.

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Local Portal Strategy

Portland – Livepdx.com

- URL translates to Live Portland
- Focus on entertainment/events
- User customization
- Video content



As I mentioned, we are focusing on becoming the local online portal of choice in key markets where we believe we have the brand strength. In Portland, our goal is to make our station's *livepdx.com* website the premier site for entertainment and events in the Portland Metro area. The site provides the most up-to-date information about local business and entertainment, from restaurants and retail to local music venues and professional services.

There are two offerings within this site that set it apart from traditional city search websites: user customization and video content.

Each individual user who comes to *livepdx.com* has the opportunity to customize the site to his or her preferences. Users create an account and select their preferences for categories and areas of interest. This allows for a highly personalized site experience.

The site also offers rich video content featuring local businesses, as well as area tours and local entertainment updates. Additionally, to create a personalized experience, the site offers users the opportunity to submit video content, such as a local band music video. This concept echoes the popularity of "user content" available through sites like YouTube.

Depending on our success in Portland, we expect to roll-out this strategy in some of our other larger broadcast markets.

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Video Solutions
Video Content Library
Online
Broadband
Television
Broadcast
Television
Cable/VOD
comcast
Retail
Custom/DVD
Emerging Media
Mobile
Meredith
CORPORATION

Our Video Solutions business develops broadcast quality video and secures outlets for its distribution across multiple media platforms, including the Internet, cable, satellite, network, syndicated television and newly emerging media.

Video Solutions also provides another means of extending the strength of our powerful brands.

We have built a searchable video content library for use across our businesses. The video library includes expert content with hundreds of videos in core areas such as food, decorating, gardening, and parenting. Over the next few months we will be developing video content about ‘how-to’ techniques, which is another core strength of ours.

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Online Revenue Growth
Percentage Growth Year Over Year





Our interactive media revenues have grown rapidly in recent years, albeit from a modest base. For fiscal 2007, we anticipate online revenues to represent 3.5 percent of total company revenues, as compared to 1.3 percent just two years ago.

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Fiscal 2007 EPS Outlook

	Fiscal 2006	**Fiscal 2007**
Third Quarter	$0.80	$0.86 or $0.87
Full Year	$2.86	+12 to 15%*

*Excluding the $0.04 charge related to the AMS bankruptcy filing



With that review of our strategies, here is a reiteration of what we said during our second quarter earnings call on January 23.

In fiscal 2006, we earned $2.86 per share. We expect to grow earnings per share 12 to 15 percent in fiscal 2007, excluding the $0.04 per share charge related to the bankruptcy filing by one of our book distributors, which occurred in our second fiscal quarter. We expect to deliver earnings per share of $0.86 or $0.87 in the third fiscal quarter, up from $0.80 per share a year ago.

Publishing advertising revenues are running up in the mid single-digits, led by *Better Homes and Gardens*, *Family Circle*, and *More* magazines, along with the Company's online properties. Advertising in the parenthood titles remains weak.

Broadcast pacings, which are a snapshot in time and change frequently, are running up in the low to mid single-digits for the third quarter of fiscal 2007.

Now, we would be happy to address your questions – thank you very much.

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Future Growth Strategies

- Strengthen core Publishing business

- Capture margin upside in Broadcast

- Develop new revenue streams

- **Increase online presence and revenues**



In summary, we are strengthening our traditional Publishing and Broadcasting businesses as we continue to deliver industry-leading performance.

We are also aggressively focused on creating and growing new revenue sources, and we will continue to build our custom marketing, video and online businesses.

We are committed to delivering strong financial results and increasing shareholder value.

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Delivering Content Across Multiple Media Platforms

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